# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Innerscope Hearing Technologies, Inc, CIK 0001609139
CUSIP: 45781P302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2151 Professional Drive, 2nd Floor, Roseville, California (CA), 95661
Date of event which requires filing of this statement: 12/16/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001213900-24-019636
Filed by CIK 0002013116

## Reporting persons
- Floyd Mitchell Kuriloff: type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); sole voting power 1,376,150; shared voting power 0; sole dispositive power 1,376,150; shared dispositive power 0; aggregate amount beneficially owned 1,376,150 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Innerscope Hearing Technologies, Inc
Address of issuer's principal executive offices: 2151 Professional Drive 2nd Floor Roseville, CA 95661

## Item 2. Person Filing
Name of person filing: Floyd Mitchell Kuriloff
Address of principal business office or, if none, residence: 320 51st Street Virginia Beach, VA 23451
Citizenship: Virginia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,376,150
Percent of class: 9.9%
Sole power to vote or to direct the vote: 1,376,1250
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9.9% (1,376,150)
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Floyd Mitchell Kuriloff: /s/ Floyd Mitchell Kuriloff, Individual (12/30/2024)